ATM Execution LLC
Statement of Financial Condition
December 31, 2016

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/16__ AND ENDING ___12/31/16___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATM Execution LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue

	(No. and Street)	
New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James R. Simmons   646-562-1803

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

	(Name – of individual, state last, first, middle name)		
300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____James Simmons_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

_ATM Execution LLC_____, as

of _____December 31_____, 2016_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer
Title



Notary Public

MARGARET BURNS
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01BU6230416
QUALIFIED IN WESTCHESTER COUNTY
MY COMMISSION EXPIRES NOV 1, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity and Comprehensive Loss.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Under Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ATM Execution LLC
Index
December 31, 2016
Confidential



pwc

Report of Independent Registered Public Accounting Firm

To the Management of ATM Execution LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ATM Execution LLC (the "Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

ATM Execution LLC
Statement of Financial Condition
December 31, 2016
Confidential

(in thousands)

Assets

Cash and cash equivalents	$	5,203
Receivable from brokers, dealers and clearing broker		2,021
Deposit with clearing broker		100
Deferred income taxes receivable		29,048
Total assets	$	36,372

Liabilities and Member's Capital

Liabilities

Due to related party	$	2,380
Payable to brokers and dealers		32
Accounts payable, accrued expenses and other liabilities		403
Total liabilities		2,815
Commitments and contingencies (Note 7)		
Member's equity		33,557
Total liabilities and member's equity	$	36,372

The accompanying notes are an integral part of this financial statement.

1.   **Organization and Basis of Presentation**

ATM Execution LLC (the "Company" or "ATM") is a registered broker-dealer and Financial Industry Regulatory Authority ("FINRA") member firm. The Company, a New York single member limited liability company is a wholly owned subsidiary of Cowen Structured Holdings Inc. ("CSHIC"), which is a wholly owned indirect subsidiary of Cowen Group, Inc. ("CGI" or "Parent"). The Company is an introducing broker-dealer that uses algorithmic trading proprietary software owned by Algorithmic Trading Management, LLC ("AGLL"), an affiliate, to help in the execution of trades for its customers.

The Company clears its securities transactions on a fully disclosed basis and does not carry customer funds or securities. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the NYSE and other principal exchanges.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could materially differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consists of cash held on deposit and highly liquid investments with original maturities of three months or less at the date of purchase. Cash is concentrated in Capital One Bank.

Contingencies
In accordance with GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there are no reserves for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither reserves nor disclosure is required for losses that are deemed remote.

Income Taxes
The Company is a single member limited liability company that is disregarded for income tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by CGI. The Company has an informal tax sharing arrangement with CGI whereby ATM records any tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member. The income tax expense or benefit is computed on a benefit-for-loss basis by a member of a consolidated group. Under this method, tax attributes and deferred tax items, such as net operating losses, are treated as realized by ATM to the extent utilized in CGI's consolidated tax return. ATM considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. Deferred tax assets the Company deems as more likely than not to be realized in the future, and thus against which no valuation allowance has been established, are recorded as a receivable from CGI in accordance with the Company's informal tax sharing arrangement with CGI.

The Company accounts for income taxes in accordance with GAAP which requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized.

GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. Please refer to Note 8, "Income Taxes" for additional information and disclosures.

Share-Based Compensation
Share-based awards relate to the Company's allocated equity grants under CGI's equity and incentive compensation plans. See Note 4, "401(k) Savings Plan, Forgivable Loans, Deferred Cash Awards and Share-Based Compensation" for a description of these awards.

Recently Issued Accounting Pronouncements
In January 2017, the FASB issued guidance which clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Under the current guidance, there are three elements of a business-inputs, processes, and outputs. While an integrated set of assets and activities (collectively, a "set") that is a business usually has outputs, outputs are not required to be present. In addition, all the inputs and processes that a seller uses in operating a set are not required if market participants can acquire the set and continue to produce outputs, for example, by integrating the acquired set with their own inputs and processes. The new guidance provides a screen to determine when a set is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The guidance is effective prospectively for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance on the Company's financial statements.

In August 2016, the FASB issued guidance which reduces the diversity in practice as to how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This guidance addresses eight specific cash flow issues with the objective of reducing the existing and potential future diversity in practice. The amendments in this guidance are effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance on the Company's cash flow presentation.

In March 2016, as part of its simplification initiative, the FASB issued a new accounting pronouncement which simplified the requirements for share based payments. The guidance among other things covers the income tax consequences and classification of excess tax benefit and tax withholding on the statement of cash flows. The guidance is effective for reporting periods beginning after December 15, 2016. The Company will reflect the impact in the Company's statement of cash flows.

In May 2014, the FASB issued guidance which amends and supersedes the revenue recognition requirements and most industry-specific guidance and creates a single source of revenue guidance. The new guidance outlines the principles an entity must apply to measure and recognize revenue and related cash flows. The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain non-financial assets. The guidance is effective for reporting periods beginning after December 15, 2017. In July 2015, the FASB confirmed a deferral of the effective date by one year, with early adoption on the original effective date permitted. In 2016, the FASB issued various new guidance to clarify the implementation guidance on principal versus agent considerations, revenue from contracts with customers and identifying performance obligations and licensing implementation. The Company is currently evaluating the impact of this guidance on the Company's financial condition, results of operations and cash flows.

3. **Receivable From and Payable to Brokers, Dealers, and Clearing Broker**

Receivable from and payable to brokers, dealers and clearing broker primarily include outstanding commissions and other receivables and payables related to securities transactions.

Amounts receivable from and payable to brokers, dealers and clearing brokers at December 31, 2016, approximate fair value and are assessed for impairment when outstanding over 90 days and consist of the following:

(in thousands)	Receivable		Payable	
Commissions and fees	$	1,245	$	—
Liquidity rebates		567		32
Clearing broker		209		—
	$	2,021	$	32

4. **Related Party Transactions**

The Company entered into a service level agreement with an affiliate, Cowen Services Company, LLC ("CSC") in which the employment of all the Company's employees was assigned to CSC. Under this agreement, CSC is responsible for the compensation related payments to these employees for their performance of services provided to the Company, and the Company records the related amounts payable to CSC which is included in due to related party in the statement of financial condition. CSC also agreed to provide certain administrative, support services and other assistance to the Company. All direct and indirect expenses are paid by CSC through an expense sharing agreement based on time, service, usage and headcount. At December 31, 2016, the Company has a $2.4 million payable to CSC which is included in due to related party in the statement of financial condition.

At December 31, 2016, the Company has a receivable from Cowen and Company, LLC ("Cowen"), an affiliated broker-dealer, of $0.3 million which is included in receivable from brokers, dealers and clearing broker in the statement of financial condition. Cowen also provides sales, marketing and trading support to the Company.

The Company provided services related to its algorithmic software to Cowen Prime Services LLC ("CPS"). At December 31, 2016, the Company has an immaterial receivable from CPS which is included in receivable from brokers, dealers and clearing broker in the statement of financial condition. The Company pays AGLL a licensing fee for the use of its algorithmic trading proprietary software. The Company also has related party transactions with Cowen International

Limited ("CIL"), an affiliate which provides information technology services related to its algorithmic software.

5. **401(k) Savings Plan, Deferred Cash Awards and Share-Based Compensation**

    401(k) Savings Plan

    Employees of the Company participate in a 401(k) defined contribution retirement savings plan sponsored by CGI. Employees are entitled to participate based upon certain eligibility requirements and contribution limitations.

    Deferred Cash Awards

    Under the 2010 CGI Equity Plan, the Company awarded $0.02 million of deferred cash awards to its employees during the twelve months ended December 31, 2016. These awards vest over a four year period and accrue interest at 0.70% per year.

    Share-Based Compensation

    The Company's employees participate in CGI's various stock incentive plans (the "Plans"). The Plans permit the grant of options, restricted shares, restricted stock units, stock appreciation rights ("SAR's") and other equity based awards to the Company's employees and directors. Stock options granted generally vest over two-to-five-year periods and expire seven years from the date of grant. Restricted shares and restricted share units issued may be immediately vested or may generally vest over a two-to-five-year period. SAR's vest and expire after five years from grant date. Awards are subject to the risk of forfeiture. As of December 31, 2016, there were approximately 0.1 million shares available for future issuance under the Equity Plans.

    On December 5, 2016, CGI effected a one-for-four reverse stock split of the class A and class B common stock. All share and per share information has been retroactively adjusted to reflect the reverse stock split.

    Restricted Shares and Restricted Stock Units Granted to Employees

    The following table summarizes the Company's nonvested restricted shares and restricted stock units activity for the twelve months ended December 31, 2016:

	Nonvested Restricted Shares and Stock Units	Weighted-Average Grant-Date Fair Value
Balances at beginning of year	3,027	$ 15.32
Granted	1,536	13.40
Vested	(979)	14.85
Forfeited	—	—
Balances at end of year	3,584	$ 14.63

    The fair value of restricted shares and restricted stock units is determined based on the number of shares or units granted and the quoted price of CGI's common stock on the date of grant.

6. **Regulatory Reporting**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is $0.3 million. The Company is not permitted to withdraw equity if certain minimum net capital requirements are not met. As of December 31, 2016, the Company had net capital of approximately $3.5 million, which was approximately $3.2 million in excess of its minimum net capital requirement.

Since the Company claims an exemption under Rule 15c3-3(k)(2)(ii), it is not required to calculate a reserve requirement and segregate funds for the benefit of customers since it clears its securities transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker-dealer which carries the accounts, and maintains and preserves such books and records pertaining to them pursuant to Rules 17a-3 and 17a-4.

Proprietary balances held at the clearing broker or proprietary accounts of introducing brokers ("PAB assets"), are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the clearing broker, which require, among other things, that the clearing broker perform computations for PAB assets and segregate certain balances on behalf of the Company, if applicable.

7. **Commitments and Contingencies**

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the Company and Related Parties) are named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state and foreign securities, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

The Company has evaluated all adverse litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of Management, the likelihood of liability is not probable nor reasonably estimable. In addition, most of the various claims against the Company are in early stages of discovery or claimants seek indeterminate damages. Therefore, the Company cannot reasonably determine the possible outcome, the timing of ultimate resolution or estimate a range of possible loss, or impact related to each currently pending matter.

Long-Term Commitments

The Company has entered into agreements with Automated Securities Clearance LLC, a provider of automated trading systems and ML Broadcort, a provider of clearing and execution services. As of December 31, 2016, the Company's annual minimum guaranteed payments under these agreements were $600,000 for 2017 and $50,000 for 2018.

8. **Income Taxes**

The taxable results of the Company's operations are included in the results of the tax returns of CGI, with whom the Company has an informal tax sharing arrangement. The income tax expense or benefit is computed on a benefit-for-loss basis. Pursuant to this arrangement, the Company does not receive a benefit for the losses until they are utilized on a consolidated basis. As of December 31, 2016, the Company had no income taxes payable or receivable. For the year ended December 31, 2016, the effective tax rate of 11.92% differs from the statutory rate of 35.0% primarily due to the impact of a change in the Company's tax rate on the valuation of its deferred tax assets.

Deferred tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes.

The components of the Company's deferred tax assets and liabilities as of December 31, 2016 are as follows:

(in thousands)

Deferred tax assets, net		
Net operating loss	$	28,842
Deferred compensation		183
Other		23
Total deferred tax assets		29,048
Valuation allowance		—
Deferred tax assets, net of valuation allowance		29,048
Deferred tax liabilities		
Total deferred tax liabilities		—
Deferred tax assets, net of deferred tax liabilities	$	29,048

Deferred tax assets, net of deferred tax liabilities, are reported in the statement of financial condition as deferred income taxes receivable.

During 2016, the Company's net deferred tax assets increased by $0.03 million, primarily due to an increased in deferred compensation not currently deducted for the tax year.

The Company adopted the accounting guidance for accounting for uncertainty in income taxes which clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. The Company does not have any uncertain tax positions recorded for the year ended December 31, 2016.

The Company's ultimate parent company, CGI, is subject to examination by the United States Internal Revenue Service and state and local tax authorities where the Company has significant

operations, such as New York, for all tax years since 2012. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. Currently, CGI is under audit by New York State for 2010 to 2012 tax years. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months. As such, the Company does not have any uncertain tax positions recorded for the year ended December 31, 2016.

9. **Off-Balance-Sheet Arrangements and Credit Risks**

The Company does not have material off-balance sheet arrangements as of December 31, 2016. However, through indemnification provisions in its clearing agreement, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreement, the Company is required to reimburse its clearing broker, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. Accordingly, at December 31, 2016, the Company had recorded no liability.

Credit risk is the potential loss the Company may incur as a result of the failure of a counterparty or an issuer to make payments according to the terms of a contract. The Company's exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

In the normal course of business, the Company's activities may include trade execution for its clients. These activities may expose the Company to risk arising from price volatility which can reduce clients' ability to meet their obligations. To the extent investors are unable to meet their commitments to the Company, it may be required to purchase or sell financial instruments at prevailing market prices to fulfill clients' obligations. In accordance with industry practice, client trades are settled generally three business days after trade date. Should either the client or the counterparty fail to perform, the Company may be required to complete the transaction at prevailing market prices.

10. **Subsequent Events**

The Company has evaluated events through February 27, 2017 and has determined that there were no additional subsequent events requiring adjustment or disclosure to the financial statements.